UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
CHARDAN 2008 CHINA ACQUISITION CORP.
(Name of Issuer)
ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
G8977T101
(CUSIP Number)
OCTOBER 31, 2008
(Date of event which requires filing of this statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 10 Pages

CUSIP No.	G8977T101	13G	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		897,080

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

897,080

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

897,080

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	G8977T101	13G	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS Millennium Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		897,080

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

897,080

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

897,080

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	G8977T101	13G	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		897,080

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

897,080

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

897,080

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12	TYPE OF REPORTING PERSON **

IN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	G8977T101	13G	Page	5	of	9 Pages
Item 1.
(a) Name of Issuer
     Chardan 2008 China Acquisition Corp., a company incorporated in the British Virgin Islands (the “Company”).
(b) Address of Issuer’s Principal Executive Offices:
Suite 18E, Tower A
Oriental Kenzo Plaza
48 Dongzhimenwai Street
Beijing, 100027, China
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Integrated Core Strategies (US) LLC
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Israel A. Englander
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: United States
(d) Title of Class of Securities
     ordinary shares, par value $0.0001 per share (“Common Stock”)
(e) CUSIP Number
     G8977T101
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.	G8977T101	13G	Page	6	of	9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned
     As of the date of this filing, Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”) is the beneficial owner of 897,080 Ordinary Shares, of which 384,880 are a constituent part of the Company’s units (“Units”). Each Unit consists of one share of Ordinary Share and one warrant (“Warrant”). Each Warrant entitles the holder to purchase one Ordinary Share at a price of $5.00 per share. Each warrant will become exercisable on the later of the Company’s completion of a business combination or August 11, 2009, and will expire on August 11, 2012, or earlier upon redemption or liquidation.
     Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Integrated Holding Group LP, a Delaware limited partnership (“Integrated Holding Group”), which is the managing member of Integrated Core Strategies and consequently may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Integrated Core Strategies.
(b) Percent of Class
     9.8% of the Company’s Ordinary Shares (see Item 4(a) above), which percentage was calculated based on 9,166,666 shares of Common Stock outstanding as of August 15, 2008, as per the Company’s Form 6-K (Exhibit 99.1), as filed with the Securities and Exchange Commission on August 20, 2008.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote

CUSIP No.	G8977T101	13G	Page	7	of	9 Pages
897,080

(iii)	Sole power to dispose or to direct the disposition of

-0-

(iv)	Shared power to dispose or to direct the disposition of

897,080
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     See Exhibit I.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit I: Joint Filing Agreement, dated as of November 7, 2008, by and among Integrated Core Strategies (US) LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	G8977T101	13G	Page	8	of	9 Pages
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: November 7, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP, its managing member

By:	Millennium Management LLC, its general partner

By:	/s/ David Nolan Name: David Nolan
Title: Co-President

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

/s/ Israel A. Englander by David Nolan

pursuant to Power of Attorney filed with SEC on June 6, 2005
Israel A. Englander

CUSIP No.	G8977T101	13G	Page	9	of	9 Pages
EXHIBIT I
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, par value $0.0001 per share, of Chardan 2008 China Acquisition Corp., a company incorporated in the British Virgin Islands, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 7, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP, its managing member

By:	Millennium Management LLC, its general partner

By:	/s/ David Nolan Name: David Nolan
Title: Co-President

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

/s/ Israel A. Englander by David Nolan

pursuant to Power of Attorney filed with SEC on June 6, 2005
Israel A. Englander